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                         [ERNST & YOUNG LLP LETTERHEAD]


December 4, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Ladies and Gentlemen:

We have read the section titled "Changes in and Disagreement with Accountants on Accounting and Financial Disclosure" included in Prime Succession, Inc.'s Registration Statement on Form S-4 dated December 5, 1996 (Commission File
No. 333-14599) and are in agreement with the statements contained in such section except as noted below. We have no basis to agree or disagree with the statements concerning approval of KPMG's replacement of Ernst & Young LLP by the Board of Directors of the Company or with the final paragraph on page 77 concerning the steps taken by management in 1996 to strengthen accounting controls and procedures.

                                                  Very tuly yours,

                                                  /s/ Ernst & Young LLP

cc:  Myles Cairns, Prime Succession, Inc.